UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

LightInTheBox Holding Co., Ltd.

(Name of Issuer)

Ordinary shares, par value US$0.000067 per share**

American Depositary Shares

(Title of Class of Securities)

53225G102***

(CUSIP Number)

Mr. Zhu Guohui

Chief Financial Officer

Zall Smart Commerce Group Ltd.

Suite 2101, 21st Floor, Two Exchange Square

Central, Hong Kong

852-3153-5809

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:

Ning Zhang, Esq. Morgan, Lewis & Bockius LLP Beijing Kerry Centre South Tower, Suite 823 8th Floor, No. 1 Guang Hua Road, Chaoyang District Beijing, 100020	David A. Sirignano, Esq. Morgan, Lewis & Bockius, LLP 1111 Pennsylvania Avenue, N.W. Washington, D.C. 20004

September 28, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** Not for trading, but in connection with the registration of the American Depositary Shares, each representing two ordinary shares.

*** CUSIP Number of the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53225G102	13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Zall Development (HK) Holding Company Limited

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,034,126

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,034,126

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,034,126

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 4.9%

14	Type of Reporting Person CO

CUSIP No. 53225G102	13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Zall Cross-border E-commerce Investment Company Limited

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 42,500,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 42,500,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,500,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 19.0%

14	Type of Reporting Person CO

CUSIP No. 53225G102	13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Zall Development (BVI) Holding Company Limited

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 53,534,126

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 53,534,126

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,534,126

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 23.9%

14	Type of Reporting Person CO

CUSIP No. 53225G102	13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Zall Smart Commerce Group Ltd.

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 53,534,126

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 53,534,126

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,534,126

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 23.9%

14	Type of Reporting Person HC

CUSIP No. 53225G102	13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Zall Development Investment Company Limited

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds AF and BK

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 53,534,126

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 53,534,126

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,534,126

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 23.9%

14	Type of Reporting Person CO

CUSIP No. 53225G102	13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Yan Zhi

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization People’s Republic of China (“PRC”)

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 53,534,126

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 53,534,126

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,534,126

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 23.9%

14	Type of Reporting Person IN

CUSIP No. 53225G102	13D/A

Item 1.  Security and Issuer.

This Amendment No. 8 to the statement on Schedule 13D (this “Amendment”) relates to Ordinary Shares of LightInTheBox Holding Co., Ltd., a company incorporated in the Cayman Islands (the “Issuer”).  Two Ordinary Shares of the Issuer are represented by one American depositary share (“ADS”).  The Issuer’s principal executive offices are located at Floor 5, Building 2, Yaxin Science & Tech Park, No.399 Shengxia Road, Pudong New Area, Shanghai, 201203 People’s Republic of China.

This Amendment supplements and amends the statement on Schedule 13D filed on April 11, 2016, amendment No. 1 filed thereto on October 21, 2016, amendment No. 2 filed thereto on March 30, 2017, amendment No. 3 filed thereto on May 9, 2017, amendment No. 4 filed on July 3, 2018, amendment No. 5 filed on November 13, 2018, amendment No. 6 filed on December 21, 2018, and amendment No. 7 filed on December 28, 2018 (as amended, the “Initial Statement”). Capitalized terms used in this Amendment, but not otherwise defined, have the meanings given to them in the Initial Statement.

Other than as amended by this Amendment, the disclosures in the Initial Statement are unchanged.  Responses to each item of this Amendment are incorporated by reference into the response to each other item, as applicable.

Item 4. Purpose of Transaction.

Item 4 of the Initial Statement is hereby amended and supplemented by adding the following as the second paragraph under the heading “Further Matters”:

On September 28, 2021, Investment, E-commerce, and Zall Development (HK) Holding Company Limited (“Zall HK”) entered into the Sale and Purchase Agreement, as described in greater detail in Item 6 below.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby amended and restated with the following:

Each of the Reporting Persons disclaims beneficial ownership of all of the shares of Common Stock included in this report that are held by other Reporting Persons, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a) See the information contained on the cover pages of this amended Statement on Schedule 13D, which is incorporated by reference. The percentage of Ordinary Shares reported as beneficially owned by each Reporting Person is based upon the 224,038,611 Ordinary Shares outstanding as of December 31, 2020 as reported in the Issuer’s annual report filed with the U.S. Securities and Exchange Commission on a Form 20-F dated April 21, 2021.

(b) See the information contained on the cover pages of this amended Statement on Schedule 13D, which is incorporated by reference.

(c) Since the most recent filing, Zall HK has sold 830,048 ADSs representing 1,660,096 Ordinary Shares through multiple open market transactions at prices ranging from $2.00 to $3.38 per ADS, with a weighted average price of $2.55 per ADS.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Initial Statement is hereby amended and supplemented with the following:

On September 28, 2021, Investment, E-commerce, and Zall HK entered into a Sale and Purchase Agreement in relation to sale of 50,000,000 shares of the Issuer (as may be amended and supplemented from time to time, the “Sale and Purchase Agreement”), pursuant to which E-commerce agreed to sell 42,500,000 Ordinary Shares to Investment, and Zall HK agreed to sell 7,500,000 Ordinary Shares to Investment, for the aggregate consideration of US$45,500,000.00, in each case subject to the terms and conditions of the Sale and Purchase Agreement. The closing of the transaction under the Sale and Purchase Agreement is subject to customary closing conditions contained in the Sale and Purchase Agreement, and shall take place on a date falling on or before the last day of the third month upon the last closing condition having been fulfilled.

References to the Share Purchase Agreement in this Amendment are qualified in their entirety by the Share Purchase Agreement, which is attached hereto as Exhibit 3, and is incorporated herein by reference in their entirety.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Initial Statement is hereby amended and supplemented as follows:

Exhibit Number	Description
3	Sale and Purchase Agreement, dated as of September 28, 2021, by and among Zall Development Investment Company Limited, Zall Cross-border E-commerce Investment Company Limited, and Zall Development (HK) Holding Company Limited.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 29, 2021

Zall Development (HK) Holding Company Limited

By:	/s/ Yan Zhi
Name: Yan Zhi
Title: Director

Zall Cross-border E-commerce Investment Company Limited

By:	/s/ Yan Zhi
Name: Yan Zhi
Title: Director

Zall Development (BVI) Holding Company Limited

By:	/s/ Yan Zhi
Name: Yan Zhi
Title: Director

Zall Smart Commerce Group Ltd.

By:	/s/ Yan Zhi
Name: Yan Zhi
Title: Director

Zall Development Investment Company Limited

By:	/s/ Yan Zhi
Name: Yan Zhi
Title: Director

/s/ Yan Zhi
Name: Yan Zhi